

June 4, 2013

Via E-mail
Bin Li
Chief Executive Officer
Bitauto Holdings Limited
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

> **Re:** **Bitauto Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-34947**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1. During your first quarter fiscal 2013 earnings call you stated that mobile was one of your central strategies for the current year. Please tell us what consideration you gave to disclosing trends or uncertainties in this transition on your business, including but not limited to, changes in platform mix, impact on growth in desktop queries, and any corresponding impacts on pricing. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to addressing any risks and uncertainties associated with the rate at which you are growing this revenue stream.

Item 4. Information on the Company

Overview, page 38

2.   You disclose that in 2012 you renewed an agreement with Baidu, Inc., to be the exclusive provider of auto-related content for Aladdin, Baidu's open data platform. Please file this agreement, or alternatively, tell us why you believe that this agreement is not required to be filed.   Refer to Exhibits Instruction 4 of Form 20-F. Further, in this section you state that your agreement with Baidu, Inc. was renewed in 2012 and will be valid through May 31, 2013. However, on page 101, under Material Contracts, you state that the agreement expires on May 31, 2012, and that in June 2012, you renewed the agreement for another three years. With a view toward future disclosure, please revise to ensure that your disclosures are consistent.

Item 5. Operating and Financial Review and Prospects

Key Components of Results of Operations

Revenues, page 60

3.   Please tell us your consideration of disclosing renewal rates for your automobile dealer subscription services, the number of advertising impressions and average cost per impression on your bitauto.com and taoche.com websites, and the number of monthly unique visitors on your websites. It appears that this is important information necessary to understanding your business and your revenue. We refer you to Section III.B.1 of SEC Interpretive Release 33-8350.

Results of Operations, page 75

4.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 76 that cost of revenue from your bitauto.com business increased by 54.9% mainly due to the purchase of handheld devices as well as an increase in personnel-related expenses, and the depreciation and amortization of equipment and intangible assets. Please tell us your consideration of including enhanced disclosures in future filings to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as "mainly" in favor of specific quantifications. We refer you to Part I, Item 5.A of the Instructions to Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Liquidity and Capital Resources, page 81

5.   We note your disclosure that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. Please

disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash held by VIEs separately from the amount of cash held by other entities. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

6. In describing the restrictions on the transfer of cash flows or other assets in response to the comment above, please tell us your consideration of each of the following:

- The requirement to obtain SAFE approval for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, as disclosed on pages 26 and 53 and;

- Whether the amount of assets that can be transferred out of the SPEs is limited to the amount owed under the service fee calculated under the Exclusive Business Cooperation Agreement (*such as agreements to move economic benefits from the SPE(s)*), as disclosed on page 96.

Trade Receivables and Payables, page 83

7. We note your disclosure here and on pages 84 and F-47 that indicates that automaker customers have longer payment terms than your normal trade receivable customers. Please tell us what consideration you gave to disclosing the day's sales outstanding ("DSO") for automaker customers and for all other customers for the periods presented and the reasons for any significant changes in DSO over these periods. As part of your response, please explain the underlying reasons for the significant increase in your provision for bad debts in fiscal 2012.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 94

8. In Note 17, on page F-50, you disclose that your senior management team funded the purchase of certain of your securities through a full recourse four-year term loan from AutoTrader Group, Inc. Although we note that you have disclosed senior management's share ownership on page 101, please tell us what consideration you gave to disclosing the nature and terms of the underlying loan transactions under Item 7.B. Please also tell us what consideration you gave to the inclusion of a separately captioned risk factor disclosing the existence and nature of this loan, and any corollary risks to investors.

Agreements that Transfer Economic Benefits from our PRC SPEs to Us, page 96

9.   We note that BBIT, CIG and BEAM pay services fees to BBII. Please tell how the
        amount of the service fee is calculated and tell us what consideration you have given to
        disclosing in future filings how the fee is determined.

Item 18. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2.3 Summary of Significant Accounting Polices

Revenue Recognition, page F-27

10.   We note from your disclosures on page 67 that revenues from dealer subscription fees are
        recognized on a straight-line basis over the subscription period, which generally ranges
        from several months to one year. Please clarify how you invoice your customers for
        subscription agreements (e.g. monthly, quarterly or annually, etc.) and tell us where you
        record amounts received prior to revenue recognition. In this regard, please tell us
        whether these amounts are included in the "advances from customers" line item on your
        balance sheet.

20. Other Financial Assets and Financial Liabilities, page F-58

11.   We note that you purchased Series B preferred stock and a warrant to purchase Series B
        preferred stock from Car King Holdings Ltd. for total purchase consideration of
        US$2,999,835 in May 2012. Please clarify your disclosures that indicate you determined
        the fair value of your equity investment to be US$29,000,000 as of December 31, 2012.

Item 19. Exhibits

12.   Exhibit 4.15 incorporates by reference the marketing agreement between FAW Mazda,
        BBII and CIG that was furnished in connection with a Form 20-F amendment filed on
        August 20, 2011. We also note that a request for confidential treatment was granted
        through December 31, 2012, with respect to certain information contained in this
        agreement. Accordingly, it appears that the period for which confidential treatment was
        granted has expired. Please advise. We also note that on page 43, you state that this
        agreement has been renewed for 2013, while on page 101, you state that this agreement
        has been renewed for 2012. Please tell us what the status of this agreement is, and ensure
        that your future disclosures are consistent in this regard. Lastly, you state that you are
        furnishing, rather than filing, Exhibit 4.15. Please tell us why you believe that this
        agreement is not required to be filed. Refer to Exhibits Instruction 4 of Form 20-F.

Bin Li
Bitauto Holdings Limited
June 4, 2013
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief